UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

The Fairchild Corporation

(Name of Issuer)

Class A Common Stock and Class B Common Stock, par value $0.10 per share

(Title of Class of Securities)

Class A Common Stock: 303698 10 4

Class B Common Stock: 303698 20 3

(CUSIP Number)

Copies to:

Philip S. Sassower c/o Phoenix Enterprises LLC 110 East 59th Street, Suite 1901 New York, New York 10022 (212) 759-1909	David M. Warburg, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d—1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —0- shares

	8.	Shared Voting Power 116,100 shares[1]

	9.	Sole Dispositive Power —0- shares

	10.	Shared Dispositive Power 116,100 shares[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,100 shares[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) IN

1           Includes 116,110 shares of common stock held of record by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the “CRAT”).  Mr. Sassower is the co-trustee of the CRAT and disclaims beneficial ownership of all securities held by the CRAT.  This statement shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

1.	Names of Reporting Persons. The Philip S. Sassower 1996 Charitable Remainder Annuity Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —0- shares

	8.	Shared Voting Power 116,100 shares[1]

	9.	Sole Dispositive Power —0- shares

	10.	Shared Dispositive Power 116,100 shares[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,100 shares[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000 shares

	8.	Shared Voting Power —0- shares

	9.	Sole Dispositive Power 2,000 shares

	10.	Shared Dispositive Power —0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.009%

14.	Type of Reporting Person (See Instructions) IN

The statement on Schedule 13D filed on August 10, 2006 (the “Schedule 13D”), relating to the shares of Class A and Class B common stock, $.10 par value, of The Fairchild Corporation, a Delaware corporation (the “Company”), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D (this “Amendment”).

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On August 7, 2006, FA Holdings I, LLC, a company controlled by Messrs. Sassower and Steiner (“Holdings”), submitted a proposal to the Board of Directors of the Company pursuant to which, through a merger (the “Merger”), Holdings would acquire all of the outstanding capital stock of the Company not currently owned by the Reporting Persons or the Steiner Group for $2.73 per share. Under the terms of the proposed Merger, upon completion (i) all of the outstanding shares of capital stock, other than shares held by the Reporting Persons and the Steiner Group, would (unless otherwise agreed by Messrs. Sassower and Steiner) be cancelled and the stockholders would be entitled to receive $2.73 in cash for each share, and (ii) a wholly-owned subsidiary of Holdings (“Acquisition Newco”) would merge into the Company, and the Company would continue as the surviving corporation.

A notice was sent to the Company from Holdings, on September 20, 2006, withdrawing the proposal submitted by Holdings on August 7, 2006, pursuant to which Holdings would merge with the Company and acquire all of its outstanding capital stock, as more fully described above.  However, after delivery of the notice, the parties engaged in subsequent discussions, and have agreed to meet and discuss the matter further.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to include:

Please see Item 4 regarding the withdrawal of the proposal submitted by Holdings on August 7, 2006.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to include:

Exhibit D:  Letter of Withdrawal of Proposal, dated September 20, 2006, from FA Holdings I, LLC to Michael Vantusko, Chairman, Special Committee of The Fairchild Corporation.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: September 22, 2006
	By:	Philip S. Sassower
Philip S. Sassower

THE PHILIP S. SASSOWER 1996 CHARITABLE REMAINDER ANNUITY TRUST

	By:	/s/ Philip S. Sassower
Philip S. Sassower
Co-Trustee

	By:	Andrea Goren
Andrea Goren